UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated August 6, 2015

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____







A proudly South African mining company

SibanyeGOLD We are One

Operating and Financial Results
For the six months ended 30 June 2015

WESTONARIA 6 August 2015: Sibanye Gold Limited ("Sibanye") (JSE: SGL & NYSE: SBGL) is pleased to report operating results and reviewed condensed, consolidated interim financial statements for the six months ended 30 June 2015.

Salient features for the six months ended 30 June 2015

- Gold production of 22,204kg (713,900oz) reflects a strong June quarter recovery
- June quarter All-in sustaining cost of R409,027/kg (US$1,054/oz), 6% lower than for the full six month period
- Operating profit increased from R744 million in the March quarter to R1.62 billion in the June quarter
- Annual production and cost guidance maintained
- Interim Dividend of 10 cents per share (ZAR) declared payable on 7 September 2015
- Net debt to EBITDA undemanding at 0.26 times
- Gold Reserves at the operations increased by 12% to 19.9Moz as at 31 December 2014

United States Dollars			Key Statistics			South African Rand		
Six months ended						Six months ended		
Jun 2014	Dec 2014	**Jun 2015**				**Jun 2015**	Dec 2014	Jun 2014
711.9	877.4	**713.9**	000'oz	Gold produced	kg	**22,204**	27,289	22,143
7,783	10,452	**9,732**	000ton	Ore milled	000ton	**9,732**	10,452	7,783
1,293	1,243	**1,207**	$/oz	Revenue	R/kg	**461,426**	437,979	443,865
76	70	**68**	$/ton	Operating cost	R/ton	**810**	763	815
326.6	363.7	**199.0**	$m	Operating profit	Rm	**2,366.0**	3,981.0	3,488.1
35	33	**23**	%	Operating margin	%	**23**	33	35
848	847	**935**	$/oz	Total cash cost	R/kg	**357,508**	298,520	291,212
1,070	1,069	**1,137**	$/oz	All-in sustaining cost	R/kg	**434,769**	376,687	367,322
17	13	**4**	%	All-in cost margin	%	**4**	13	17
49.9	93.4	**15.1**	$m	Basic earnings	Rm	**179.8**	1,018.8	532.7
61.2	69.7	**14.3**	$m	Headline earnings	Rm	**169.6**	765.3	652.2
100.6	107.4	**20.5**	$m	Normalised earnings	Rm	**243.3**	1,185.4	1,065.2
13	12	**2**	cps	Normalised earnings	cps	**27**	132	138

Stock data for the six months ended 30 June 2015

Number of shares in issue		**JSE Limited – (SGL)**	
– at 30 June 2015	913,925,046	Price range per ordinary share	ZAR18.75 to ZAR32.26
– weighted average	909,295,336	Average daily volume	2,671,918
Free Float	100%	**NYSE – (SBGL); one ADR represents four ordinary shares**	
ADR Ratio	1:4	Price range per ADR	US$6.20 to US$11.35
Bloomberg/Reuters	SGLS / SGLJ.J	Average daily volume	995,809

STATEMENT BY NEAL FRONEMAN, CHIEF EXECUTIVE OFFICER OF SIBANYE GOLD

"After a difficult start to the year, with the March 2015 quarter disrupted by a number of operational events, it has been pleasing to note the strong operational recovery in the June 2015 quarter. Most of Sibanye's operations are once again operating at planned levels. Fewer public holidays in the second half of the calendar year, result in seasonally higher production for the South African gold industry and, barring any unplanned disruptions, Sibanye should deliver a significantly improved second half performance.

Safety

The increased emphasis and focus on safety in the latter half of 2014 is evident in a sharp reduction in the Group Fatality Injury Frequency Rate (FIFR) for 2015. The recorded FIFR for the six months ended 30 June 2015 of 0.07 (per million man hours worked), was 40% lower than recorded during the same period in 2014. This is a commendable outcome considering the depths and labour intensive nature of our mines. Regrettably there were four fatalities during the period. Sibanye management and Board wish to express sincere condolences to the families of the four employees: David Matsie, Bonno Keiditswe, Thomas, Bhekuyise Ndzimande and Vuyisile Sikoko. Every effort is being made to ensure Zero Harm at our operations.

Operating review

Group gold production of 22,204kg (713,900oz) for the six months ended 30 June 2015 was marginally higher than for the comparable period in 2014, with additional production from the inclusion of the Cooke Operations for the full period, offset by the low production in the March 2015 quarter. Total cash cost of R357,508/kg (US$935/oz), All-in sustaining cost of R434,769/kg (US$1,137/oz) and All-in cost of R441,348/kg (US$1,155/oz) for the period are slightly higher than the average costs forecast for the year, primarily due to the lower production in the March 2015 quarter, as well as a 12% annual electricity cost increase. Unit costs declined significantly during the June quarter as production reverted to normal levels, and should again be lower in the seasonally better second half of the year. Group capital expenditure for the six months ended 30 June 2015 was 16% higher than for the comparable period in 2014 due to an increase in ore reserve development and project expenditure.

Gold production of 12,396kg (398,500oz) for the June 2015 quarter was 26% higher than gold production for the March 2015 quarter. Importantly, underground grades at all of the operations recovered as anticipated, increasing on average by 16%, following restocking of the gold pipeline in the March 2015 quarter and are again more consistent with declared gold Reserve grades. The increase in production also impacted positively on unit costs; Total cash cost for the quarter of R335,883/kg (US$866/oz), All-in sustaining cost of R409,027/kg (US$1,054/oz) and All-in cost of R415,836/kg (US$1,071/oz) were between 12% and 13% lower than for the March 2015 quarter, notwithstanding the annual electricity cost increase from April and higher winter tariffs. The Group operating margin increased sharply from 17% for the March 2015 quarter to 28% for the June 2015 quarter.

Despite ongoing disruptions from load shedding, the Kloof, Driefontein and Beatrix operations produced 10,917kg (351,000oz) of gold for the June 2015 quarter, which is only marginally lower than gold production in the same period of 2014. The Cooke operation contributed 1,479kg (47,550oz) of gold, 8% higher than for the March 2015 quarter. The Cooke operation produced approximately 88,000lbs of uranium for the six-months ended 30 June 2015.

Load shedding impacted more significantly on the operations during the June 2015 quarter, with a total of 344 hours of load curtailment experienced. These were mostly at a stage 2 level involving a 10% reduction in power usage but occasionally progressing to stage 3, which requires a 20% cut in power. This compares with 173 hours almost exclusively at stage 2 during the March 2015 quarter. Processing of surface material had to be suspended on a number of occasions to enable compliance with the curtailment directives received from Eskom. This resulted in a direct production loss of 209kg (6,700oz) for the June 2015 quarter amounting to approximately R97 million of lost revenue, compared with 61kg (1,960oz), translating to approximately R28 million of lost revenue during the March 2015 quarter. This does moreover, influence the ratio of underground to surface tons milled, which results in a higher unit cost (R/ton). Additional losses from stopping and starting of milling circuits have not been quantified.

Financial review

The financial results for the six months ended 30 June 2015 reflect the impact of the lower first quarter gold production.

The average rand gold price increased by 4% year-on-year to R461,426/kg, as a result of an 11% depreciation in the USD:ZAR exchange rate, which offset a 7% year-on-year decline in the average dollar gold price (to an average of US$1,207/oz for the six months ended 30 June 2015). As a result of the operational difficulties in the March 2015 quarter, the benefit of additional production from the Cooke Operation for the full period was not fully realised, with revenue increasing by only 4% to R10.3 billion. Operating costs at Beatrix, Driefontein and Kloof were well contained, increasing by 6% year-on-year. However, the inclusion of the Cooke Operation for the full six month period added R1.1 billion to Group operating costs, which increased to R7.9 billion, resulting in a 32% decline in operating profit, to R2.4 billion. The R46 million operating profit from Cooke 1,2 and 3 for the period was offset by losses at Cooke 4, which is still building to full production.

The operations collectively generated R2.3 billion of cash, of which R1.6 billion was deployed into sustaining capital and Ore Reserve Development ("ORD"). After servicing royalties, taxes, interest and the payment of the final dividend from 2014, Sibanye was marginally cash negative for the six months ended 30 June 2015, with a net cash outflow of R158 million. Additional loan finance of R450 million was drawn down, increasing gross debt to R2.5 billion (excluding the Burnstone Debt, which does not have recourse to Sibanye). Available cash at 30 June 2015 amounted to R855 million. Net debt, excluding Burnstone, now stands at R1.7 billion compared with R1.5 billion at the end of 2014. Net debt to EBITDA remains undemanding at a ratio of 0.26 times.

Gold Fields Guarantee

On 29 April 2015 Sibanye announced that it had been released as guarantor of Gold Fields' US$1 billion bond. Sibanye had remained a guarantor of the bond after its unbundling by Gold Fields in February 2013, and this had restricted Sibanye's debt capacity.

The agreement by the note holders of Gold Fields' bond, to release Sibanye of its obligations as a guarantor under the bond, completes the unbundling by Gold Fields and improves Sibanye's credit profile. As part of the release agreement, Sibanye paid a guarantee release fee of US$5 million. From an accounting perspective the payment of the release fee and derecognition of the financial guarantee asset and liability resulted in a net loss of R158 million.

Mineral Reserves

On 5 February 2015, Sibanye declared Gold Mineral Reserves of 28.4Moz and Uranium Mineral Reserves of 102.5Mlb as at 31 December 2014. The Gold Mineral Reserves included a 12% increase in gold Mineral Reserves at its underground and surface operations, (refer to the company's website www.sibanyegold.co.za, for details pertaining to the company's Mineral Resources and Mineral Reserve statements).

- Gold Mineral Reserves for the Groups operations increased by 2.1Moz to 19.9Moz, despite the depletion of 1.7Moz in 2014
- Underground gold Mineral Reserves increased by 2.3Moz (14%), net of depletion. The increases were primarily from:
  - o an additional 1.0Moz from secondary sources including supplementary "secondary reefs" and previously unmined "white areas" at the Kloof and Driefontein operations. This follows a previous 3.8Moz increase from these sources which were brought to account in 2013. Ongoing studies on these Resources are expected to result in further incremental additions to gold Mineral Reserves in coming years
  - o an additional 1.7Moz of gold Mineral Reserves was declared at the Kloof 4 and Driefontein 5 shafts, following the completion of pre-feasibility studies on below infrastructure "drop-down projects". Development of these projects will substantially enhance the life of these key operations
- 8.5Moz of Mineral Reserves was declared at the Groups projects, including the De Bron project in the Free State and the West Rand Tailings Retreatment Project
- A maiden gold Mineral Resource of 8.9Moz was declared at the Burnstone project, following significant revision of the available data and geological model

Sibanye is currently reviewing its organic projects in accordance with Group protocols and procedures and assessing possible synergies which may exist with its current operations. Completion of these studies is likely to result in further additions to gold Reserves and extension to the Group operating life.

Projects

Progress in quarter 2 on the Group internal organic growth projects was as follows:

- **The Kloof 4 shaft and Driefontein 5 shaft below infrastructure projects:** Feasibility studies were concluded in the June 2015 quarter, that enhanced the pre-feasibility studies completed on these projects in December 2014, delivering favorable forecasted returns in excess of internal project hurdle rates. The results of the feasibility studies will be included in the Kloof and Driefontein life of mine plans. Site preparation and development at Kloof 4 shaft commenced in January 2015 and is proceeding in line with plan, with preparation activities scheduled to commence at Driefontein during the September 2015 quarter.

- **The West Rand Tailing Retreatment Project ("WRTRP")**: The integration in 2014 of extensive gold Resources contained in surface tailings storage facilities ("TSFs") at Sibanye's Driefontein and Kloof operations, together with the uranium rich Cooke TSFs has significantly enhanced the economic viability of the WRTRP. The WRTRP consists of some 800Mt of TSF Resources, containing approximately 6.5Moz of gold and approximately 100Mlb of uranium, located on surface at Sibanye's West Rand operations.

  An internal technical and financial review of the feasibility of the WRTRP completed during the June 2015 quarter, confirmed the robust economic viability of this project. An outcome of the review concluded that to enhance value, the uranium module envisaged in the pre-feasibility study as part of phase 2 of the project, be included as part of the initial execution phase.

  In terms of the revised project plan and as part of the first phase, relatively high gold grade TSFs at Driefontein will be simultaneously processed with Cooke's relatively high grade uranium TSFs. These "anchor" resources, represent approximately 30% of the total TSF Sibanye resource base by volume and contain approximately 35% of the gold and 53% of the uranium contained in the total Sibanye TSF surface resource base respectively.

  Phase 1 of the project currently envisages processing approximately 1.5Mt/month of anchor resource, yielding approximately 1.2Moz of gold and 35Mlb of uranium over the 16 year life, at an average steady state production of 100koz/annum of gold and 2.2Mlb/annum of uranium. The average gold All-in cost is estimated at approximately US$800/oz, with an average uranium All-in cost of approximately US$40/lb.

On a stand-alone basis, phase 1 of the project covers the majority of the total project capital required, and in its own right meets Sibanye's internal hurdle rates. Phase 1 of the project has an NPV equating to some R3.2 billion, an IRR of 15% and a payback of 9 years. Significant value engineering opportunities identified during the feasibility study are currently being reviewed as part of a "design integration phase", which has the potential to add a further R400 million to the phase 1 NPV (i.e. R3.6 billion) and increase the IRR to 16%.

This project valuation ignores the potential benefits of the longer term "annuity" cash flow derived from processing the remaining Sibanye TSF resource, potential by-product sulphuric acid sales and taxation benefits relating to capital expenditure offsets at Driefontein and Kloof, which on a combined basis, could conservatively add an additional R2.5 billion in value to the project, resulting in a total combined NPV of approximately R5.5 billion to R6.0 billion. Furthermore, various capital financing structures may further enhance project equity returns and ameliorate funding risks. Several possible funding options are currently being evaluated.

The permitting process for the WRTRP has been initiated. During the estimated 300 day regulatory period required for permitting, further value engineering opportunities to reduce capital and operating costs related to the integrated uranium and gold processing plant design will be assessed.

- **The Burnstone project:** The feasibility study was completed in the June 2015 quarter, and delivered returns that met the Group's investment hurdle rates. An external peer review of the feasibility study will take place in the September 2015 quarter.

  In anticipation of an investment decision to develop the mine as planned in the feasibility study, a capital budget of approximately R230 million was approved in 2014 to complete selected critical infrastructure. This work is on track to be completed during the fourth quarter of 2015, within budget. In addition, a further R100 million was approved to commence underground development. This was achieved by refurbishing two suites of mechanised mining equipment and by June 2015, 411 development metres had been completed. The development is the critical path on the feasibility study and this initial work will thus facilitate de-risking the feasibility build-up plan.

- **The Wits Gold Southern Free State Resources and Reserves, DBM and Bloemhoek projects:** The DBM project review will be undertaken during the second half of 2015. In addition to a technical review, synergistic opportunities with the adjacent Beatrix operations will also be considered. Going forward, the Bloemhoek project will be considered for life extension opportunities for the Beatrix North shaft with a potential below infrastructure depth extension project into the Bloemhoek resource.

Further detail on these projects will be provided during the course of the September 2015 quarter.

Corporate activity

In addition to reviewing the potential of its organic projects, Sibanye continues to assess value accretive acquisitive opportunities to enhance the dividend yield profile and cement Sibanye's position at the lower end of the mining cost curve. Our strategic focus remains in South Africa and primarily in sectors where we are able to leverage our deep level, hard rock mining experience and operating model in order to unlock value. We believe that value can be realised in the South African gold and platinum sectors in particular, through further reduction in overhead costs, rationalisation of replicated services and an increased operational focus, particularly with regard to quality of mining factors.

In order to assess compliance with the Mining Charter, the Chamber of Mines ("CoM"), with input from Sibanye and other South African mining companies, has submitted the necessary documentation as requested by the Department of Mineral Resources ("DMR"). There were however, a number of differences in interpretation between the companies represented by the CoM and the DMR, the most important being the interpretation of the principle of continuing consequences (often referred to as "once empowered, always empowered"). The DMR and the CoM agreed to approach the South African courts in order to achieve certainty on the principle of continuing consequences, via a declaratory order. The Chamber has made application to court. At this stage it is not clear when the issue will be resolved, but stakeholders will be informed of any progress. After initial calibration and rounding off, all of Sibanye's operations achieved top quartile scores for the three years up to and including 2014. Sibanye's operations therefore fall into the "Excellent Performance" category as per the DMR's electronic based scorecard.

As a result of the increasing cost and inconsistent supply of electricity from the state utility Eskom, Sibanye is exploring alternative sources of electricity supply. In addition to the solar power project detailed below, investigations continue into independent power generation alternatives, including coal fired power stations and associated sources of reliable, quality coal, continue.

Photovoltaic project

The deterioration in the security of electricity supply, coupled with strong indications that the Eskom tariff trajectory is likely to exceed earlier projections, has further strengthened the business case for developing an independent photovoltaic electricity supply for the Sibanye operations as announced in February 2015. This has reinforced our confidence in the returns available to third party equity and debt capital, while Sibanye secures captive electricity at a discount to Eskom tariffs. An environmental impact assessment study has been launched with an accredited independent consultant appointed to drive the process, and arrangements to have high level engineering design work conducted during 2015 are being put in place. Our target date for first generation from a first phase of the envisaged 150MW installation remains towards the end of 2017.

Director changes

The following changes have occurred in relation to the appointed directors of Sibanye:

- Mr Jiva Yuan was appointed as a non-independent, non-executive director with effect from 12 May 2015, and
- Dr Zola Skweyiya resigned as an independent, non-executive director on 21 May 2015.

Outlook

The general decline in commodity prices to multiyear lows continues to place considerable financial stress on mining companies globally. An extended period of low prices will generally result in a supply side response, as projects are deferred and higher cost, loss making production is taken off the market.

While Sibanye is not immune to these macroeconomic factors and faces numerous other challenges it is able to weather lower gold prices and remains well positioned to benefit from any opportunities which may arise during such cycles.

Despite the recent decline in the dollar gold price to below US$1,100/oz, a corresponding depreciation of the Rand relative to the US Dollar has ensured that the Rand gold price has remained well above the R420,000/kg level assumed for Life of Mine planning and the declaration of gold Mineral Reserves. All-in costs of US$1,071/oz for the June 2015 quarter remain globally competitive and still provide scope for further reduction.

Despite their relative maturity, Sibanye's core operations still rank among the highest grade gold mines in the world and the resultant inherent operational flexibility of the ore bodies will ensure that they can be restructured for profitability at a significantly lower gold price. While a review of the current production plan is not yet warranted, various production scenarios at different gold prices are currently being considered and remedial plans being developed.

On the basis of normal operational performance during the second half of the year, production guidance remains unchanged, albeit that, as a result of the March 2015 performance, full year production is likely to be closer to the bottom end of the guided 50,000kg to 52,000kg range."

6 August 2015

Neal Froneman
Chief Executive Officer

For the six months ended 30 June 2015 compared with the six months ended 30 June 2014

Financial review of the Group

Production from the South African gold mining industry during the first half of the calendar year is seasonally weak due to fewer production shifts over the Christmas/New Year period and the Easter public holidays. It is therefore more relevant to compare the operating and financial results for the six months ended 30 June 2015 with the corresponding period in the previous year, rather than the preceding six months ended 31 December 2014.

Group profit decreased from R533 million (US$50 million) for the six months ended 30 June 2014 to R85 million (US$7 million) for the six months ended 30 June 2015. The reasons for the decrease are discussed below.

Operating performance

After a challenging March 2015 quarter, where disruptions at most of the operations negatively impacted on production (as detailed in our March 2015 quarter's operating update), gold production returned to more historic levels of 22,204kg for the six months ended 30 June 2015 (2014: 22,143kg). The 2015 results included a full six months of Cooke, compared with only one months' production for the six months ended 30 June 2014. The inclusion of production from Cooke offset lower production at the legacy operations in the first quarter of 2015.

Revenue

Revenue increased by 4% to R10,246 million (US$862 million), driven primarily by the Rand gold price which increased to R461,426/kg from R443,865/kg. This increase was despite a 7% lower Dollar gold price which decreased to US$1,207/oz from US$1,293/oz, as the Rand was on average 11% weaker at R11.89/US$.

There were no uranium sales for the six months to 30 June 2015.

Operating costs

Group operating costs increased from R6,340 million (US$594 million) to R7,880 million (US$663 million) due to the inclusion of the Cooke Operation for a full six months compared with only one month for the six months ended 30 June 2014, as well as reflecting the annual wage increase and higher electricity costs. Cooke added R1,140 million (US$94 million) to costs for these additional five months. Excluding Cooke, costs were well controlled, increasing by just 6% year-on-year, despite above inflation wage and electricity cost increases.

Total cash cost and All-in cost was higher than the corresponding period in 2014, at R357,508/kg (US$935/oz) and R441,348/kg (US$1,155/oz) respectively. This was mostly due to lower production in the first quarter of 2015 and the inclusion of Cooke, which is still building to full production. Unit costs in the June 2015 quarter were on average 12% lower than those of the first quarter.

Operating profit

Operating profit decreased to R2,366 million (US$199 million) from R3,488 million (US$327 million) due to lower production in the March 2015 quarter and losses incurred at Cooke 4 shaft as it builds to full production. Cooke 1,2 and 3 shafts reported an operating profit of R46 million for the period. The Group operating margin decreased to 23% from 35%.

Amortisation and depreciation

Group amortisation and depreciation increased 8% to R1,609 million (US$135 million). This increase was as a result of the incorporation of Cooke, which added R281 million (US$23 million), partly offset by lower amortisation and depreciation at Kloof due to the lower production, and at Driefontein as a result of the increase in declared gold Mineral Reserves as at 31 December 2014. Amortisation is calculated over the operating life and a unit of production method is applied.

Capital expenditure

Capital expenditure of R1,557 million (US$131 million) was 16% higher than for the six months ended 30 June 2014, due to the inclusion of Cooke for an additional five months and expenditure at our Burnstone project of R124 million (US$10 million). Excluding these items expenditure was marginally lower year-on-year. Sustaining capital expenditure of R305 million (US$26 million) was 18% lower following the completion of the capital intensive carbon-in-leach ("CIL") plant upgrade and winder upgrades at Driefontein last year. Ore reserve development ("ORD") expenditure increased by some R144 million due to the inclusion of Cooke, and increased 3% at the Kloof, Driefontein and Beatrix ("KDB") operations.

Investment income

Investment income increased by 32% to R117 million (US$10 million) due to interest earned on the higher environmental rehabilitation obligation funds.

Finance expenses

Finance expenses increased to R263 million (US$22 million) for the six months ended 30 June 2015, due to interest on the Burnstone Debt of R47 million (US$4 million), a R26 million (US$2 million) increase in the environmental rehabilitation obligation accretion expenses and a R27 million (US$1 million) increase in interest paid following an increase in gross debt.

Sibanye's average gross debt outstanding, excluding the Burnstone Debt, during the first half of 2015 was approximately R2.3 billion compared with R2.0 billion during the first half of 2014.

Share of result of associates

The R29 million (US$2 million) gain from share of results of associates for the six months ended 30 June 2015, was primarily due to Sibanye's 33.1% interest in Rand Refinery Proprietary Limited ("Rand Refinery").

For additional information of Sibanye's investment in Rand Refinery see note 2 of the financial statements on page 14 of this report.

Share-based payments

Share-based payments decreased by 30% to R145 million (US$12 million) for the six months ended 30 June 2015. This was mainly due to the number of performance shares that vested on 1 March 2015, with no new allocations during the six months ended 30 June 2015.

The share-based payment expense for the six months ended 30 June 2015 predominantly relates to R85 million (US$7 million) (30 June 2014: R110 million (US$10 million)) of cash-settled share options ("Phantom Share Scheme") with R60 million (US$5 million) (30 June 2014: R95 million (US$9 million)) relating to the Sibanye Share Plan.

Gain or loss on financial instruments

The cash-settled share options are valued at each reporting period based on the fair value of the instrument at that reporting date. The difference between the reporting date fair value and the initial recognition fair value of these cash-settled share options is included in gain/(loss) on financial instruments in the income statement.

The R25 million (US$2 million) net gain for the six months ended 30 June 2015 compares with a R178 million (US$17 million) net loss on financial instruments for the six months ended 30 June 2014. This consists of a R9 million (US$1 million) fair value gain (30 June 2014: R253 million (US$24 million) fair value loss) related to the Phantom Share Scheme options, a R4 million (US$nil million) (30 June 2014: R59 million (US$6 million)) fair value gain on investments under the environmental rehabilitation obligation funds and a R12 million (US$1 million) (30 June 2014: R16 million (US$2 million)) gain relating to the financial guarantee liability.

Non-recurring items

Net loss on derecognition of financial guarantee asset and liability
On 24 April 2015, Sibanye was released as guarantor by the note holders of Gold Fields Limited's US$1 billion bond, resulting in a net loss on derecognition of the financial asset and liability of R158 million (US$13 million).

For additional information on the derecognition of the financial asset and liability see note 3 on page 14 of this report.

Restructuring cost
During the six months ended 30 June 2015 restructuring cost, including voluntary separation packages, of R31 million (US$3 million) were incurred at Cooke, Driefontein and Corporate Services (30 June 2014: R106 million (US$10 million) at Driefontein and St Helena Private Hospital).

Impairment
There were no impairments for the six months ended 30 June 2015. For the corresponding period in 2014 the request by Rand Refinery for its shareholders to provide a subordinated loan resulted in a decision to fully impair the remaining R120 million (US$11 million) carrying value of Sibanye's investment in Rand Refinery.

For additional information of Sibanye's investment in Rand Refinery see note 2 on page 14 of this report.

Transaction costs
There were no transaction costs for the six months ended 30 June 2015. The transaction costs incurred during the six months ended 30 June 2014 related to the Cooke acquisition.

Royalties

Royalties decreased by 29% to R139 million (US$12 million) due to the decline in earnings before interest and taxes. The royalty tax rate decreased to 1.4% from 2.0% of revenue.

Mining and income taxation

Current taxation decreased to R162 million (US$14 million) from R434 million (US$41 million) due to the decline in taxable profit. The deferred taxation credit increased to R167 million (US$14 million) from R100 million (US$9 million) due to the inclusion of Cooke.

Cash flow analysis

Sibanye defines free cash flow as cash from operating activities before dividends, less additions to property, plant and equipment.

Free cash flow of R391 million (US$33 million) compares with R1,711 million (US$160 million) for the six months ended 30 June 2014. This was largely due to the R1 billion decline in cash generated from the operations.

Available cash at 30 June 2015 (after net loans raised of R450 million) increased to R855 million (US$70 million) from R563 million (US$49 million) at 31 December 2014.

Dividend declaration

The Sibanye Board approved an Interim Dividend, number 3, of 10 SA cents per share (gross) for the six months ended 30 June 2015.

Sibanye's dividend policy is to return between 25% and 35% of normalised earnings to shareholders. The Board may also consider declaring a special dividend after due consideration of the Group cash position and future requirements. Normalised earnings are defined as: basic earnings excluding gains and losses on foreign exchange and financial instruments, non-recurring items and its share of result of associates, after taxation.

The Interim Dividend is subject to the Dividends Withholding Tax. In accordance with paragraphs 11.17 (a) (i) and 11.17 (c) of the JSE Listings Requirements the following additional information is disclosed:

- The dividend has been declared out of income reserves;
- The local Dividends Withholding Tax rate is 15% (fifteen per centum);
- The gross local dividend amount is 10 SA cents per ordinary share for shareholders exempt from the Dividends Tax;
- The Company has no STC credits available and the Dividend Withholding Tax of 15% will be applicable to this dividend;
- The net local dividend amount is 8.5000 SA cents (85% of 10 SA cents) per ordinary share for shareholders liable to pay the Dividends Withholding Tax;
- Sibanye currently has 913,925,046 ordinary shares in issue;
- Sibanye's Auditors are KPMG Inc. and the individual auditor is Jacques Erasmus; and
- Sibanye's income tax reference number is 9431 292 151.

Shareholders are advised of the following dates in respect of the Interim Dividend:

- Interim Dividend number 3: 10 SA cents per share.
- Last date to trade cum dividend: Friday, 28 August 2015.
- Sterling and US dollar conversion date: Monday, 31 August 2015.
- Shares commence trading ex-dividend: Monday, 31 August 2015.
- Record date: Friday, 4 September 2015.
- Payment of dividend: Monday, 7 September 2015.

Please note that share certificates may not be dematerialised or rematerialised between Monday, 31 August 2015, and Friday, 4 September 2015, both dates inclusive.

Salient features and cost benchmarks for the six months ended 30 June 2015, 31 December 2014 and 30 June 2014

			Total			Driefontein		Kloof		Beatrix		Cooke	
			Group	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface
Tons milled/treated	000'ton	Jun 2015	9,732	4,045	5,687	1,209	1,596	915	1,002	1,282	840	639	2,249
		Dec 2014	10,452	4,532	5,920	1,353	1,522	1,034	1,115	1,375	916	770	2,367
		Jun 2014	7,783	3,412	4,371	1,144	1,345	949	1,555	1,196	1,059	123	412
Yield	g/t	Jun 2015	2.28	4.90	0.42	6.04	0.60	6.55	0.60	3.27	0.37	3.67	0.22
		Dec 2014	2.61	5.53	0.37	6.38	0.47	7.93	0.57	3.70	0.39	4.10	0.21
		Jun 2014	2.85	5.93	0.44	6.73	0.51	7.86	0.48	3.78	0.37	4.54	0.20
Gold produced/sold	kg	Jun 2015	22,204	19,838	2,366	7,302	955	5,996	601	4,193	308	2,347	502
		Dec 2014	27,289	25,074	2,215	8,634	719	8,195	636	5,085	358	3,160	502
		Jun 2014	22,143	20,230	1,913	7,695	687	7,458	749	4,518	393	559	84
	000'oz	Jun 2015	713.9	637.8	76.1	234.8	30.7	192.8	19.3	134.8	9.9	75.4	16.2
		Dec 2014	877.4	806.2	71.2	277.6	23.1	263.5	20.5	163.5	11.5	101.6	16.1
		Jun 2014	711.9	650.4	61.5	247.4	22.1	239.8	24.1	145.3	12.6	18.0	2.7
Gold price received	R/kg	Jun 2015	461,426			461,063		460,997		461,942		462,654	
		Dec 2014	437,979			438,490		437,969		437,571		437,329	
		Jun 2014	443,865			444,798		442,927		444,838		436,236	
	US$/oz	Jun 2015	1,207			1,206		1,206		1,209		1,210	
		Dec 2014	1,243			1,244		1,243		1,242		1,241	
		Jun 2014	1,293			1,295		1,290		1,296		1,270	
Operating cost	R/ton	Jun 2015	810	1,770	126	1,929	164	2,332	163	1,173	125	1,864	84
		Dec 2014	763	1,601	121	1,688	169	2,096	171	1,125	79	1,634	82
		Jun 2014	815	1,693	129	1,873	169	2,023	144	1,258	75	1,683	83
Operating margin	%	Jun 2015	23	22	34	31	41	23	42	22	27	(9)	17
		Dec 2014	33	34	30	40	20	40	32	30	55	7	24
		Jun 2014	35	36	33	37	26	42	32	25	55	15	7
Total cash cost	R/kg	Jun 2015	357,508			320,165		348,507		358,609		484,872	
		Dec 2014	298,520			279,066		274,567		303,656		398,334	
		Jun 2014	291,212			287,664		267,747		325,229		377,138	
	US$/oz	Jun 2015	935			838		912		938		1,269	
		Dec 2014	847			792		779		862		1,130	
		Jun 2014	848			838		780		947		1,098	
All-in sustaining cost	R/kg	Jun 2015	434,769			377,837		436,774		432,482		564,058	
		Dec 2014	376,687			355,223		359,676		370,733		448,252	
		Jun 2014	367,322			359,687		345,035		384,158		430,793	
	US$/oz	Jun 2015	1,137			988		1,143		1,131		1,476	
		Dec 2014	1,069			1,008		1,021		1,052		1,272	
		Jun 2014	1,070			1,048		1,005		1,119		1,255	
All-in cost	R/kg	Jun 2015	441,348			378,334		437,062		432,482		565,356	
		Dec 2014	382,550			355,223		359,676		372,460		466,357	
		Jun 2014	367,601			359,687		345,035		384,158		430,793	
	US$/oz	Jun 2015	1,155			990		1,143		1,131		1,479	
		Dec 2014	1,086			1,008		1,021		1,057		1,323	
		Jun 2014	1,071			1,048		1,005		1,119		1,255	
All-in cost margin	%	Jun 2015	4			18		5		6		(22)	
		Dec 2014	13			19		18		15		(7)	
		Jun 2014	17			19		22		14		2	
Total capital expenditure[1]	R'mil	Jun 2015	1,556.9			415.1		531.2		295.8		182.6	
		Dec 2014	1,905.1			631.0		679.6		311.9		200.3	
		Jun 2014	1,345.7			517.9		555.9		236.1		29.6	
	US$'mil	Jun 2015	130.9			34.9		44.7		24.9		15.4	
		Dec 2014	174.5			57.7		62.1		28.5		18.5	
		Jun 2014	126.0			48.5		52.1		22.1		2.8	

Average exchange rates for the six months ended 30 June 2015, 31 December 2014 and 30 June 2014 were R11.89/US$, R10.96/US$ and R10.68/US$ respectively.

Figures may not add as they are rounded independently.

[1] *Included in total Group capital expenditure is Corporate expenditure of R132.2 million (US$11.1 million), R82.3 million (US$7.6 million) and R6.2 million (US$0.5 million) for the six months ended 30 June 2015, 31 December 2014 and 30 June 2014 respectively. The majority of this expenditure was spent on our growth project at Burnstone.*

Six months ended 30 June 2015 compared with the six months ended 30 June 2014

Underground Operations

Driefontein

Gold production of 7,302kg (234,800oz) was 5% lower than the comparable period in 2014. This was primarily due to lower underground face grades which have declined in line with the plan at mining units 1 and 2. This resulted in the average yield for the period decreasing to 6.0g/t from 6.7g/t. Ore milled was 6% higher at 1.20 million tons. However, the increase in milling was not aligned with the increase in underground tons mined, indicating an increase in underground stock, which contributed to a lower MCF. In line with this, the cost of underground ore milled increased by 3% to R1,929/ton for the six months ended 30 June 2015.

Total main development decreased marginally to 7,617 metres, which included an increase in on-reef development of 12% to 1,528 metres relative to the comparable period in 2014. Development is planned to decrease in 2015, in line with current reserve development requirements.

Operating costs increased by 9% to R2,332 million (US$196 million), in line with the increase in volumes mined, together with above inflation annual wage increases and electricity tariff increases .

Operating profit decreased by 19% to R1,034 million (US$87 million) as a result of the lower gold production and the increase in costs. The operating margin decreased to 31% from 37%.

Capital expenditure decreased by 14% to R405 million (US$34 million) due to a decrease in capitalised ORD, completion of the winder upgrades and projects such as the locomotive guard communication system, self-rescue packs and the relocation of the assay laboratory. Capital was predominantly spent on ORD, stabilisation of the shaft barrel at Ya Rona shaft, an upgrade of IT infrastructure, a new settler at Masakhane shaft and development at Hlanganani shaft.

Kloof

Gold production for the six months ended 30 June 2015 decreased by 20% to 5,996kg (192,800oz), mostly due to a lower realised yield and lower volumes processed.

Ore milled decreased by 4% to 915,000 tons despite an increase in square metres mined, indicating an accumulation of underground ore. This contributed to a lower MCF and a 16% decrease in the underground yield to 6.6g/t.

Main on-reef development increased by 11% to 2,144 metres and total main development increased by 3% to 9,322, metres, as planned. The average development value increased to 1,768cm.g/t from 1,714cm.g/t.

Operating costs increased by 11% to R2,134 million (US$179 million) due to a decrease in capitalised ORD owing to the proportional increase in working cost development, and above inflation annual wage and electricity price increases.

Operating profit declined by 54% to R630 million (US$53 million) and the operating margin decreased to 23% from 42% relative to the comparable period in 2014.

Capital expenditure decreased by 3% to R523 million (US$44 million) due to less capitalised ORD and various capital projects which were completed in 2014, such as the locomotive guard communication system. Capital was predominantly spent on ORD, the 45 level decline project at 4 shaft, as well as IT infrastructure, winder and electrical upgrades.

Beatrix

Gold production was 7% lower at 4,193kg (134,800oz) for the six months ended 30 June 2015. This was mostly due to a lower underground yield, which declined by 13% to 3.3g/t predominantly due to lower face values at mining unit 3.

Ore milled increased by 7% to 1.28 million tons, resulting in a 7% decline in unit milling costs to R1,173/ton.

Total main development increased by 17% to 10,307 metres across all the sections. On-reef development was constant at 2,763 metres. Average development grades increased to 1,158cm.g/t from 991cm.g/t.

Operating costs were flat at R1,503 million (US$126 million) despite the annual wage and electricity cost increase.

Operating profit fell by 14% to R434 million (US$37 million) as a result of the lower gold production, partly offset by the higher gold price received. The operating margin decreased to 22% from 25%.

Capital expenditure increased by 26% to R293 million (US$25 million) mainly due to increased capitalised ORD.

Cooke

Gold production of 2,347kg (75,400oz) for the six months ended 30 June 2015 was lower than plan, mainly as a result of a slow start-up following the Christmas break, a delay in accessing the high grade pillars at Cooke 1 shaft and production disruptions due to a fatality at Cooke 2 shaft.

Ore milled was 639,000 tons at a yield of 3.7g/t. Operations at Cooke 4 shaft have increased slowly but steadily following the restructuring and implementation of the alternative working arrangements. The backfill project at Cooke 2 shaft is now complete, allowing for the secondary extraction of ore from higher grade areas. This is expected to facilitate a 0.5g/t increase in the recovered grade from mid-September.

Main development amounted to 7,094 metres, of which 2,923 metres was on-reef development. Development at mining units 1 and 2 was according to plan, but a seismic event in the Cooke 4 shaft pillar late last year continues to affect development and flexibility.

The Cooke Operation recorded a unit cost of R1,864/ton for the period under review. Electricity costs increased by approximately 12% in April, exacerbated by one winter tariff month which significantly inflates electricity costs in the second and third quarters of the year.

The operating loss for the period of R102 million (US$9 million) was due to losses incurred at Cooke 4 shaft as it builds to full production.

Capital expenditure of R174 million (US$15 million) was mainly spent on ORD, the backfill project and SLP projects.

Surface Operations

Driefontein
Gold production increased by 39% to 955kg (30,700oz). Volumes processed increased by 19% to 1.60 million tons due to the commissioning in December 2014 of the CIL circuit at number 2 plant and the processing of surface rock dump at 1 plant. This increase was partly offset by the recent load shedding being experienced across all our operations. Yields increased to 0.60g/t from 0.51g/t due to higher grade surface dump material processed.

Operating cost was 15% higher at R261 million (US$22 million), due to the increased surface volumes processed, however, unit costs decreased by 3% to R164/ton. The operating margin increased to 41% from 26% for the six months ended 30 June 2014.

Capital expenditure of R6 million (US$1 million) compares with the R42 million (US$4 million) spent in the first half of 2014, mostly on the CIL plant commissioned in December 2014.

Kloof
Gold production decreased by 20% to 601kg (19,300oz), year-on-year, mainly due to the effects of Eskom load shedding. As a result, surface ore processed decreased by 36% to 1.0 million tons, partly offset by higher yields which increased by 25% to 0.60g/t, compared with 0.48g/t the previous year.

Operating costs decreased by 27% to R163 million (US$14 million), while unit costs increased by 13% to R163/ton, both due to the lower volumes. The operating margin increased to 42% from 32%.

Capital expenditure of R6 million (US$1 million) was lower than in 2014, when critical spares for the plants were ordered.

Beatrix
Gold production declined by 22% to 308kg (9,900oz) as a result of a decrease in surface volumes milled to 840,000 tons, as lower grade surface material was replaced by higher grade underground volumes, as well as Eskom load shedding. The yield remained constant at 0.37g/t.

Operating costs increased to R105 million (US$9 million) and milling unit costs increased to R125/ton. Operating profit more than halved to R37 million (US$3 million). Capital expenditure of R3 million was similar to 2014.

Cooke
Production throughput at the Cooke plant since the commissioning of the Cooke optimisation project early in 2014 has stabilised at around 4.6 million tons per year. Gold production was 502kg (16,200/oz).

Unit costs averaged R84/ton and should remain fairly constant going forward. Yields of 0.22g/t were slightly lower than forecast due to the mining mix to the plant, which impacted on recoveries, but were slightly higher than prior periods.

Capital expenditure of R5 million was largely spent on upgrading the tower crane.

Condensed consolidated income statement

Figures are in millions unless otherwise stated

United States Dollars					South African Rand		
Six month periods ended					Six month periods ended		
June 2014	December 2014	June 2015		Notes	June 2015	December 2014	June 2014
920.3	1,092.7	861.7	Revenue		10,245.5	11,952.0	9,828.5
(593.7)	(729.0)	(662.7)	Operating costs		(7,879.5)	(7,971.0)	(6,340.4)
326.6	363.7	199.0	**Operating profit**		2,366.0	3,981.0	3,488.1
(139.3)	(161.5)	(135.3)	Amortisation and depreciation		(1,608.6)	(1,766.5)	(1,488.2)
187.3	202.2	63.7	**Net operating profit**		757.4	2,214.5	1,999.9
8.3	8.6	9.8	Investment income		116.9	94.5	88.7
(15.0)	(22.0)	(22.1)	Finance expenses		(262.9)	(240.1)	(159.9)
(2.8)	(5.9)	(5.3)	Net other costs		(63.1)	(64.2)	(29.8)
-	(1.4)	(1.1)	Exploration and feasibility costs		(12.9)	(15.1)	-
(14.0)	(29.5)	2.4	Share of results of associates after taxation		28.8	(321.6)	(149.1)
(19.5)	(19.1)	(12.2)	Share-based payments		(145.0)	(209.7)	(208.2)
(16.6)	6.6	2.1	Gain/(loss) on financial instruments		25.0	70.1	(177.8)
0.6	(6.5)	(4.2)	(Loss)/gain on foreign exchange differences		(49.8)	(68.5)	5.2
128.3	133.0	33.1	**Profit before non-recurring items**		394.4	1,459.9	1,369.0
-	0.9	1.2	Profit on disposal of property, plant and equipment		14.2	9.3	0.2
-	-	(13.3)	Net loss on derecognition of financial guarantee asset and liability	3	(158.3)	-	-
(11.3)	(14.1)	-	Impairment		-	(155.5)	(119.6)
-	43.8	-	Reversal of impairment		-	474.1	-
(9.9)	(4.9)	(2.6)	Restructuring costs		(31.2)	(54.3)	(106.0)
(7.6)	(2.7)	-	Transaction costs		-	(30.1)	(81.5)
99.5	156.0	18.4	**Profit before royalties and taxation**		219.1	1,703.4	1,062.1
(18.3)	(21.5)	(11.7)	Royalties		(139.4)	(235.3)	(195.2)
81.2	134.5	6.7	**Profit before taxation**		79.7	1,468.1	866.9
(31.3)	(45.2)	0.4	Mining and income taxation		5.3	(493.9)	(334.2)
(40.6)	(40.7)	(13.6)	- Current taxation		(161.7)	(445.2)	(434.0)
9.3	(4.5)	14.0	- Deferred taxation		167.0	(48.7)	99.8
49.9	89.3	7.1	**Profit for the period**		85.0	974.2	532.7
			Profit/(loss) for the period attributable to:				
49.9	93.4	15.1	- Owners of Sibanye		179.8	1,018.8	532.7
-	(4.1)	(8.0)	- Non-controlling interests		(94.8)	(44.6)	-
			Earnings per ordinary share (cents)				
6	10	2	Basic earnings per share		20	113	69
6	10	2	Diluted earnings per share		20	111	67
772,679	898,520	909,295	Weighted average number of shares ('000)		909,295	898,520	772,679
792,209	914,809	913,536	Diluted weighted average number of shares ('000)		913,536	914,809	792,209
			Headline earnings per ordinary share (cents)	4			
8	8	2	Headline earnings per share		19	85	84
8	8	2	Diluted headline earnings per share		19	84	82
			Normalised earnings[1] (cents)				
13	12	2	Normalised earnings per share		27	132	138
772,679	898,520	909,295	Weighted average number of shares ('000)		909,295	898,520	772,679
792,209	914,809	913,536	Diluted weighted average number of shares ('000)		913,536	914,809	792,209
10.68	10.96	11.89	Average R/US$ rate				

[1] *Normalised earnings is defined as basic earnings excluding gains and losses on foreign exchange and financial instruments, non-recurring items and share of results of associates, after taxation.*

The condensed consolidated financial statements for the six months ended 30 June 2015 have been prepared by Sibanye Gold Limited's group financial reporting team headed by Alicia Brink. This process was supervised by the Group's Chief Financial Officer, Charl Keyter and approved by the board of Sibanye Gold Limited.

Condensed consolidated statement of comprehensive income

Figures are in millions unless otherwise stated

United States Dollars				South African Rand		
Six month periods ended				Six month periods ended		
June 2014	December 2014	June 2015		June 2015	December 2014	June 2014
49.9	89.3	7.1	Profit for the period	85.0	974.2	532.7
(30.9)	(117.5)	(64.1)	Other comprehensive income, net of tax	-	-	-
(30.9)	(117.5)	(64.1)	Currency translation adjustments[1]	-	-	-
19.0	(28.2)	(57.0)	**Total comprehensive income**	**85.0**	974.2	532.7
			Total comprehensive income attributable to:			
19.0	(20.5)	(47.8)	- Owners of Sibanye	179.8	1,018.8	532.7
-	(7.7)	(9.2)	- Non-controlling interests	(94.8)	(44.6)	-
10.68	10.96	11.89	Average R/US$ rate			

[1] The currency translation adjustment arises on the convenience translation of the South African Rand amount to the United States Dollar. These gains and losses will never be reclassified to profit and loss.

Condensed consolidated statement of financial position

Figures are in millions unless otherwise stated

United States Dollars					South African Rand		
Restated[1] June 2014	December 2014	June 2015		Notes	June 2015	December 2014	Restated[1] June 2014
2,290.1	2,247.5	2,120.0	**Non-current assets**		**25,800.2**	25,981.4	24,229.2
2,001.7	1,964.0	1,861.1	Property, plant and equipment		22,648.6	22,704.0	21,177.4
69.6	63.7	60.5	Goodwill		736.7	736.7	736.7
0.6	6.0	8.1	Equity accounted investments		98.2	69.4	6.4
0.1	0.1	0.1	Investments		1.4	1.4	1.4
192.4	189.7	186.0	Environmental rehabilitation obligation funds		2,263.9	2,192.8	2,035.7
21.3	19.5	-	Financial guarantee asset	3	-	225.5	224.9
4.4	4.5	4.2	Deferred taxation		51.4	51.6	46.7
222.7	167.8	187.7	**Current assets**		**2,284.8**	1,940.5	2,356.4
27.0	28.3	31.8	Inventories		386.5	327.7	285.3
75.2	85.9	85.7	Trade and other receivables		1,043.8	992.8	795.9
5.0	4.9	-	Current portion of financial guarantee asset	3	-	57.1	53.2
1.7	-	-	Assets held for sale		-	-	18.3
113.8	48.7	70.2	Cash and cash equivalents		854.5	562.9	1,203.7
2,512.8	2,415.3	2,307.7	**Total assets**		**28,085.0**	27,921.9	26,585.6
1,359.2	1,296.3	1,196.7	**Shareholders' equity**		**14,563.7**	14,985.9	14,380.8
738.2	810.2	785.7	**Non-current liabilities**		**9,561.5**	9,365.4	7,810.9
360.7	334.8	304.2	Deferred taxation		3,702.1	3,869.3	3,815.7
119.7	226.3	260.8	Borrowings	5	3,174.0	2,615.8	1,266.6
225.5	215.1	212.3	Environmental rehabilitation obligation		2,583.1	2,486.8	2,386.2
1.5	1.3	1.2	Post-retirement healthcare obligation		15.0	15.1	16.3
30.8	32.7	7.2	Share-based payment obligations		87.3	378.4	326.1
415.4	308.8	325.3	**Current liabilities**		**3,959.8**	3,570.6	4,393.9
279.2	234.8	235.1	Trade and other payables		2,861.7	2,714.6	2,953.6
18.5	17.0	-	Financial guarantee liability	3	-	197.0	195.7
56.3	7.3	14.3	Taxation and royalties payable		174.3	84.0	595.9
52.4	47.9	44.6	Current portion of borrowings	5	542.3	554.2	554.0
9.0	1.8	31.3	Current portion of share-based payment obligations		381.5	20.8	94.7
2,512.8	2,415.3	2,307.7	**Total equity and liabilities**		**28,085.0**	27,921.9	26,585.6
58.3	130.3	136.8	Net debt[2]		1,664.8	1,506.0	616.9
10.58	11.56	12.17	Closing R/US$ rate				

[1] As disclosed in the provisional results released on 19 February 2015, the condensed consolidated statement of financial position as at 30 June 2014 was restated to reflect the adjustment of the initial accounting in respect of the Cooke operations acquired on 15 May 2014. Adjustments were made to the provisional calculation of the fair values resulting in an increase of R141.6 million in the fair value of identifiable net assets acquired, an increase of R34.1 million in the non-controlling interest in the recognised amounts of the assets and liabilities of the Cooke operations, and a decrease of R107.5 million in the reported value of goodwill.

[2] Net debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye and therefore exclude the Burnstone Debt. Net debt excludes Burnstone cash and cash equivalents.

Condensed consolidated statement of changes in equity

Figures are in millions unless otherwise stated

| | United States Dollars | | | | | | South African Rand | | | |
Stated capital	Other Reserves	Accumu-lated loss	Non-controlling interest	Total equity		Total equity	Non-controlling interest	Accumu-lated loss	Other Reserves	Stated capital
1,955.3	**678.8**	**(1,722.9)**	**0.2**	**911.4**	**Balance at 31 December 2013**	**9,423.4**	**2.2**	**(10,467.9)**	**2,643.3**	**17,245.8**
-	(30.9)	49.9	-	19.0	Total comprehensive income for the period	532.7	-	532.7	-	-
-	-	49.9	-	49.9	Profit for the period	532.7	-	532.7	-	-
-	(30.9)	-	-	(30.9)	Other comprehensive income net of tax	-	-	-	-	-
-	-	(51.6)	-	(51.6)	Dividends paid	(555.2)	-	(555.2)	-	-
433.3	-	-	-	433.3	Shares issued	4,488.8	-	-	-	4,488.8
-	-	-	38.2	38.2	Acquisition of subsidiary with non-controlling interest	396.2	396.2	-	-	-
-	8.9	-	-	8.9	Share-based payments	94.9	-	-	94.9	-
2,388.6	**656.8**	**(1,724.6)**	**38.4**	**1,359.2**	**Balance at 30 June 2014 (restated)[1]**	**14,380.8**	**398.4**	**(10,490.4)**	**2,738.2**	**21,734.6**
-	(113.9)	93.4	(7.7)	(28.2)	Total comprehensive income for the period	974.2	(44.6)	1,018.8	-	-
-	-	93.4	(4.1)	89.3	Profit for the period	974.2	(44.6)	1,018.8	-	-
-	(113.9)	-	(3.6)	(117.5)	Other comprehensive income net of tax	-	-	-	-	-
-	-	(42.0)	-	(42.0)	Dividends paid	(450.0)	-	(450.0)	-	-
-	-	-	-	-	Shares issued	-	-	-	-	-
-	-	2.2	(2.2)	-	Transactions with non-controlling interests	-	(24.2)	24.2	-	-
-	7.3	-	-	7.3	Share-based payments	80.9	-	-	80.9	-
2,388.6	**550.2**	**(1,671.0)**	**28.5**	**1,296.3**	**Balance at 31 December 2014**	**14,985.9**	**329.6**	**(9,897.4)**	**2,819.1**	**21,734.6**
-	(62.9)	15.1	(9.2)	(57.0)	Total comprehensive income for the period	85.0	(94.8)	179.8	-	-
-	-	15.1	(8.0)	7.1	Profit for the period	85.0	(94.8)	179.8	-	-
-	(62.9)	-	(1.2)	(64.1)	Other comprehensive income net of tax	-	-	-	-	-
-	-	(47.6)	-	(47.6)	Dividends paid	(567.1)	-	(567.1)	-	-
-	-	1.7	(1.7)	-	Transactions with non-controlling interests	-	(20.0)	20.0	-	-
-	5.0	-	-	5.0	Share-based payments	59.9	-	-	59.9	-
2,388.6	**492.3**	**(1,701.8)**	**17.6**	**1,196.7**	**Balance at 30 June 2015**	**14,563.7**	**214.8**	**(10,264.7)**	**2,879.0**	**21,734.6**

[1] As disclosed in the provisional results released on 19 February 2015, the condensed consolidated statement of financial position as at 30 June 2014 was restated to reflect the adjustment of the initial accounting in respect of the Cooke operations acquired on 15 May 2014. Adjustments were made to the provisional calculation of the fair values resulting in an increase of R141.6 million in the fair value of identifiable net assets acquired, an increase of R34.1 million in the non-controlling interest in the recognised amounts of the assets and liabilities of the Cooke operations, and a decrease of R107.5 million in the reported value of goodwill.

Condensed consolidated statement of cash flows

Figures are in millions unless otherwise stated

	United States Dollars				South African Rand		
	Six month periods ended					Six month periods ended	
June 2014	December 2014	June 2015			June 2015	December 2014	June 2014
			Cash flows from operating activities				
306.1	348.4	**189.6**	Cash generated by operations		**2,253.8**	3,812.0	3,269.4
-	(0.2)	**(0.1)**	Post-retirement healthcare payments		**(0.7)**	(1.9)	(0.5)
(5.9)	(9.5)	**(0.5)**	Cash-settled share-based payments paid		**(6.4)**	(103.1)	(63.5)
63.7	(43.9)	**3.1**	Change in working capital		**37.3**	(465.9)	680.4
363.9	294.8	**192.1**	Cash generated from operating activities		**2,284.0**	3,241.1	3,885.8
2.5	2.5	**(4.4)**	Net (guarantee release fee paid)/guarantee fee received		**(51.8)**	26.4	27.2
3.5	2.8	**3.8**	Interest received		**45.1**	31.0	37.5
(8.3)	(9.6)	**(10.0)**	Interest paid		**(118.5)**	(105.4)	(88.6)
(23.7)	(36.4)	**(9.0)**	Royalties paid		**(106.5)**	(397.1)	(253.0)
(51.7)	(72.8)	**(8.8)**	Taxation paid		**(104.3)**	(795.3)	(551.8)
(52.0)	(41.6)	**(47.6)**	Dividends paid		**(567.1)**	(450.0)	(555.2)
234.2	139.7	**116.1**	**Net cash from operating activities**		**1,380.9**	1,550.7	2,501.9
			Cash flows from investing activities				
(126.0)	(174.4)	**(130.9)**	Additions to property, plant and equipment		**(1,556.9)**	(1,905.1)	(1,345.7)
-	2.1	**1.5**	Proceeds on disposal of property, plant and equipment		**17.9**	22.4	0.2
-	(7.4)	**-**	Contributions to funds and payment of environmental rehabilitation obligation		**(0.3)**	(80.2)	-
(39.7)	-	**-**	Investment in subsidiary		**-**	-	(415.3)
(15.6)	(7.2)	**-**	Loans granted to subsidiary prior to acquisition		**-**	(77.4)	(161.2)
3.6	0.1	**-**	Cash acquired on acquisition of subsidiaries		**-**	0.7	37.4
-	(33.3)	**-**	Loan advanced to equity-accounted investee		**-**	(384.6)	-
(177.7)	(220.1)	**(129.4)**	**Net cash used in investing activities**		**(1,539.3)**	(2,424.2)	(1,884.6)
			Cash flows from financing activities				
(84.8)	(127.5)	**(92.7)**	Loans repaid		**(1,102.0)**	(1,390.9)	(906.0)
-	150.1	**130.5**	Loans raised		**1,552.0**	1,623.6	-
(84.8)	22.6	**37.8**	**Net cash from/(used in) financing activities**		**450.0**	232.7	(906.0)
(28.3)	(57.8)	**24.5**	**Net increase/(decrease) in cash and cash equivalent**		**291.6**	(640.8)	(288.7)
(2.2)	(7.3)	**(3.0)**	Effect of exchange rate fluctuations on cash held		**-**	-	-
144.3	113.8	**48.7**	Cash and cash equivalents at beginning of period		**562.9**	1,203.7	1,492.4
113.8	48.7	**70.2**	**Cash and cash equivalents at end of period**		**854.5**	562.9	1,203.7
10.68	10.96	**11.89**	Average R/US$ rate				
10.58	11.56	**12.17**	Closing R/US$ rate				

1.   Basis of accounting and preparation

The condensed consolidated interim financial statements for the six months ended 30 June 2015 has been prepared and presented in accordance with the requirements of the JSE Listings Requirements for interim reports and the requirements of the Companies Act of South Africa. The JSE Listings Requirements require interim reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of *International Financial Reporting Standards* ("IFRS") and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34 *Interim Financial Reporting*. The accounting policies used in the preparation of the condensed consolidated interim financial statements are in terms of IFRS and are consistent with those applied in the preparation of the audited consolidated financial statements of Sibanye ("the Group") for the year ended 31 December 2014.

There were no changes during the six months ended 30 June 2015 to the provisional purchase price allocation performed at the time of the Burnstone acquisition.

The condensed consolidated income statement and statements of comprehensive income and cash flows for the six months ended 31 December 2014 were prepared by subtracting the reviewed condensed consolidated financial statements for the period ended 30 June 2014 from the audited comprehensive consolidated financial statements for the year ended 31 December 2014. The US dollar consolidated comprehensive income statement, statement of changes in equity and the statement of cash flows have not been audited. The statement of financial position for 31 December 2014 was extracted from the audited comprehensive consolidated financial statements for the year ended 31 December 2014.

The translation of the financial statements into US Dollar is based on the average exchange rate for the period for the income statement, statement of other comprehensive income and statement of cash flows and the period-end closing exchange rate for the statement of financial position items. Exchange differences on translation are accounted for in the statement of comprehensive income. This information is provided as supplementary information only.

2.   Investment in Rand Refinery Proprietary Limited

Sibanye has a 33.1% interest in Rand Refinery Proprietary Limited ("Rand Refinery") which is accounted for using the equity method.

As disclosed in Sibanye's financial statements for the year ended 31 December 2014 in April 2013, Rand Refinery implemented a new Enterprise Resource Planning system. An imbalance was detected between physical gold and silver on hand ("physical inventory") and what Rand Refinery owed its depositors and bullion bankers ("ownership") per the metallurgical trial balance.

Rand Refinery's investigations to determine the root cause of the imbalance are still ongoing.

The carrying value of Rand Refinery remains an area of estimation and uncertainty until the root cause of the imbalance is determined.

The equity-accounted investment in Rand Refinery movement for the period is as follows:

Figures are in South African Rand millions unless otherwise stated

	Six month periods ended		
	June 2015	December 2014	June 2014
Balance at beginning of the period	55.1	-	270.1
Share of results of Rand Refinery after taxation	28.5	(329.5)	(150.5)
Impairment	-	-	(119.6)
Loan to Rand Refinery	-	384.6	-
Balance at end of the period	**83.6**	55.1	-

3.   Financial guarantee

As of 18 February 2013, the Gold Fields Limited ("Gold Fields") group no longer guaranteed any debt of Sibanye, similarly Sibanye was released from all of its obligations as guarantor under Gold Fields group debt, except, Sibanye remained a joint guarantor of the US$1 billion 4.875% guaranteed notes ("the Notes") issued by Gold Fields Orogen Holding (BVI) Limited ("Orogen"), a subsidiary of Gold Fields.

An indemnity agreement was entered into between Gold Fields, Sibanye, Gold Fields Operations Limited and Gold Fields Holding Company (BVI) Limited (collectively "the Guarantors"), pursuant to which the Guarantors (other than Sibanye) held Sibanye harmless from and against any and all liabilities and expenses which may be incurred by Sibanye under or in connection with the Notes, including any payment obligations by Sibanye to the note holders or the trustee of the Notes pursuant to the guarantee of the Notes.

The Group initially recognised the financial guarantee liability at fair value of the guarantee in connection with the Notes and subsequently amortised over the remaining period of the Notes.

As of 18 February 2013, the Group raised a receivable under the financial guarantee asset for the future guarantee fee income that Orogen is obliged to pay bi-annually to Sibanye until it has been released as a guarantor under the Notes.

During March 2015 Gold Fields approached the note holders through a consent solicitation process to release Sibanye of its obligations as a guarantor under the Notes. On 22 April 2015 the note holders approved the various resolutions to release Sibanye as a guarantor. The release became effective on 24 April 2015 when all the conditions to the extraordinary resolution were met. As part of the agreement Sibanye paid a guarantee release fee of US$5 million to Orogen, and derecognised the financial guarantee asset and liability.

Net loss on derecognition of the financial guarantee asset and liability

Figures are in South African Rand millions unless otherwise stated

	Six month periods ended		
	June 2015	December 2014	June 2014
Loss on derecognition of financial guarantee asset	**(293.8)**	-	-
Gain on derecognition of financial guarantee liability	**196.9**	-	-
Guarantee release fee	**(61.4)**	-	-
Net loss on derecognition of financial guarantee asset and liability	**(158.3)**	-	-

Financial guarantee asset

Figures are in South African Rand millions unless otherwise stated

	Six month periods ended		
	June 2015	December 2014	June 2014
Balance at beginning of the period	**282.6**	278.1	290.2
Guarantee fee received	**(9.6)**	(26.4)	(27.2)
Interest earned	**4.9**	7.3	7.7
Foreign exchange gain	**15.9**	23.6	7.4
Loss on derecognition of financial guarantee asset	**(293.8)**	-	-
Balance at end of the period	**-**	282.6	278.1
Reconciliation of the non-current and current portion of the guarantee asset:			
Financial guarantee asset	**-**	282.6	278.1
Current portion of financial guarantee asset	**-**	(57.1)	(53.2)
Long-term potion of financial guarantee asset	**-**	225.5	224.9

Financial guarantee liability

Figures are in South African Rand millions unless otherwise stated

	Six month periods ended		
	June 2015	December 2014	June 2014
Balance at beginning of the period	**197.0**	195.7	206.6
Amortisation of guarantee liability	**(11.7)**	(16.0)	(15.8)
Foreign exchange loss	**11.6**	17.3	4.9
Gain on derecognition of financial guarantee liability	**(196.9)**	-	-
Balance at end of the period	**-**	197.0	195.7

4.   Reconciliation of headline earnings with profit for the period

Figures are in South African Rand millions unless otherwise stated

	Six month periods ended		
	June 2015	December 2014	June 2014
Profit attributable to owners of Sibanye	**179.8**	1,018.8	532.7
Profit on disposal of property, plant and equipment	**(14.2)**	(9.3)	(0.2)
Impairment	**-**	155.5	119.6
Reversal of impairment	**-**	(474.1)	-
Taxation effect of re-measurement items	**4.0**	74.4	0.1
Headline earnings	**169.6**	765.3	652.2

5. Borrowings

Figures are in South African Rand millions unless otherwise stated

	June 2015	December 2014	June 2014
		Six month periods ended	
Balance at beginning of the period	**3,170.0**	1,820.6	1,990.9
Borrowings acquired on acquisition of subsidiaries	-	1,007.6	736.2
Loans raised	**1,552.0**	1,623.6	-
- R4.5 billion Facilities	**1,000.0**	884.6	-
- Other uncommitted facilities	**552.0**	739.0	-
Loans repaid	**(1,102.0)**	(1,390.9)	(906.0)
- R4.5 billion Facilities	**(550.0)**	(650.0)	(250.0)
- Other uncommitted facilities	**(552.0)**	(739.0)	-
- Burnstone Debt	-	(1.9)	-
- Cooke borrowings	-	-	(616.0)
- Wits Gold borrowings	-	-	(40.0)
Franco-Nevada settlement (non-cash)	**(14.4)**	(22.0)	(4.2)
Unwinding of loans recognised at amortised cost	**47.2**	43.3	-
Translation adjustment	**63.5**	87.8	3.7
Balance at end of the period	**3,716.3**	3,170.0	1,820.6
Borrowings consist of:			
- R4.5 billion Facilities	**2,431.2**	1,979.5	1,743.1
- Franco-Nevada liability	**44.3**	56.2	77.5
- Burnstone Debt	**1,240.8**	1,134.3	-
Borrowings	**3,716.3**	3,170.0	1,820.6
Current portion of borrowings	**(542.3)**	(554.2)	(554.0)
Non-current borrowings	**3,174.0**	2,615.8	1,266.6

6. Events after the reporting date

There were no events that could have a material impact on the financial results of the Group after 30 June 2015, other than those disclosed below:

Dividend declared

An interim dividend in respect of the six months ended 30 June 2015 of 10 cents per share (ZAR) was approved by the Board on 5 August 2015. This dividend will be paid on 7 September 2015. The interim dividend will be subject to Dividend Withholding Tax.

7. Liquidity

The Group's current liabilities exceeded its current assets by R1,675.0 million as at 30 June 2015 (30 June 2014: R2,037.5 million). Current liabilities at 30 June 2015 includes the current portion of borrowings of R542.3 million which is the two semi-annual repayments due and payable in December 2015 and June 2016 respectively; and the current portion of the share-based payment obligation of R381.5 million which mainly relates to the cash-settled performance instruments that vest during May 2016.

Sibanye generated cash from operating activities of R1,380.9 million for the six months ended 30 June 2015. The Group has committed unutilised debt facilities of R1,315.0 million at 30 June 2015.

The Directors believe that the cash-generated by its operations and the remaining balance of the Company's revolving credit facility will enable the Group to continue to meet its obligations as they fall due.

8. Mineral Reserves and Resources

There were no changes to the Reserves and Resources from what was previously reported by the Group at 31 December 2014.

9. Auditors review

The condensed consolidated interim financial statements of Sibanye for the six month period ended 30 June 2015 as set out on pages 10 to 18 have been reviewed by the Company's auditor, KPMG Inc., on which an unmodified review conclusion was expressed. A copy of their review report is available for inspection at the Company's registered office.

The auditor's report does not necessarily report on all of the information contained in these financial results. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor's engagement they should obtain a copy of the auditor's report together with the accompanying financial information from the Company's registered office.

SEGMENT REPORTING

Segment income statements

Figures are in millions unless otherwise stated

For the six months ended 30 June 2015

United States Dollars							South African Rand					
Cor-porate	Cooke	Beatrix	Kloof	Drie-fontein	Group		Group	Drie-fontein	Kloof	Beatrix	Cooke	Cor-porate
-	110.9	174.8	255.8	320.2	**861.7**	Revenue	**10,245.5**	3,807.0	3,041.2	2,079.2	1,318.1	-
-	91.7	162.9	232.4	283.1	**770.1**	Underground	**9,156.4**	3,366.3	2,763.7	1,937.0	1,089.4	-
-	19.2	11.9	23.4	37.1	**91.6**	Surface	**1,089.1**	440.7	277.5	142.2	228.7	-
-	(116.1)	(135.3)	(193.2)	(218.1)	**(662.7)**	Operating costs	**(7,879.5)**	(2,593.0)	(2,297.3)	(1,608.4)	(1,380.8)	-
-	(100.2)	(126.4)	(179.5)	(196.1)	**(602.2)**	Underground	**(7,160.3)**	(2,331.9)	(2,133.9)	(1,503.2)	(1,191.3)	-
-	(15.9)	(8.9)	(13.7)	(22.0)	**(60.5)**	Surface	**(719.2)**	(261.1)	(163.4)	(105.2)	(189.5)	-
-	(5.2)	39.5	62.6	102.1	**199.0**	Operating profit	**2,366.0**	1,214.0	743.9	470.8	(62.7)	-
-	(8.5)	36.5	52.9	87.0	**167.9**	Underground	**1,996.1**	1,034.4	629.8	433.8	(101.9)	-
-	3.3	3.0	9.7	15.1	**31.1**	Surface	**369.9**	179.6	114.1	37.0	39.2	-
(0.9)	(26.3)	(23.0)	(40.9)	(44.2)	**(135.3)**	Amortisation and depreciation	**(1,608.6)**	(525.1)	(485.5)	(274.8)	(312.3)	(10.9)
(0.9)	(31.5)	16.5	21.7	57.9	**63.7**	Net operating profit	**757.4**	688.9	258.4	196.0	(375.0)	(10.9)
3.4	1.2	1.0	1.9	2.3	**9.8**	Investment income	**116.9**	27.6	22.9	11.5	13.8	41.1
(3.6)	(4.3)	(2.2)	(5.8)	(6.2)	**(22.1)**	Finance expenses	**(262.9)**	(73.9)	(69.9)	(25.6)	(51.2)	(42.3)
1.0	(1.5)	(0.8)	(1.9)	(1.8)	**(5.0)**	Other costs	**(59.1)**	(21.5)	(22.6)	(8.4)	(18.1)	11.5
(0.3)	(0.2)	-	-	(0.6)	**(1.1)**	Exploration costs	**(12.9)**	(6.6)	-	(0.5)	(1.8)	(4.0)
(8.3)	-	(1.0)	(1.3)	(1.6)	**(12.2)**	Share-based payments	**(145.0)**	(19.1)	(15.6)	(12.2)	-	(98.1)
(14.0)	(1.4)	(0.1)	0.7	0.1	**(14.7)**	Non-recurring items	**(175.3)**	1.4	9.0	(1.6)	(16.9)	(167.2)
-	(0.7)	(2.0)	(2.4)	(6.6)	**(11.7)**	Royalties	**(139.4)**	(78.9)	(28.7)	(23.3)	(8.5)	-
0.1	-	(0.6)	(0.3)	(12.8)	**(13.6)**	Current taxation	**(161.7)**	(152.5)	(3.2)	(7.7)	-	1.7
8.1	5.1	(0.3)	(1.4)	2.5	**14.0**	Deferred taxation	**167.0**	29.6	(16.9)	(3.5)	61.9	95.9
(14.5)	(33.3)	10.5	11.2	33.2	**7.1**	**Profit for the period**	**85.0**	395.0	133.4	124.7	(395.8)	(172.3)
						Profit/(loss) attributable to:						
(14.5)	(25.3)	10.5	11.2	33.2	**15.1**	Owners of Sibanye	**179.8**	395.0	133.4	124.7	(300.7)	(172.6)
-	(8.0)	-	-	-	**(8.0)**	Non-controlling interests	**(94.8)**	-	-	-	(95.1)	0.3
						Capital expenditure						
(11.1)	(15.3)	(24.9)	(44.7)	(34.9)	**(130.9)**	Total expenditure	**(1,556.9)**	(415.1)	(531.2)	(295.8)	(182.6)	(132.2)
(0.7)	(4.6)	(3.9)	(9.4)	(7.1)	**(25.7)**	Sustaining capital	**(305.4)**	(84.1)	(111.2)	(46.7)	(54.9)	(8.5)
-	(10.4)	(21.0)	(35.1)	(27.5)	**(94.0)**	Ore reserve development	**(1,118.1)**	(326.9)	(418.1)	(249.1)	(124.0)	-
(10.4)	(0.3)	-	(0.2)	(0.3)	**(11.2)**	Growth projects	**(133.4)**	(4.1)	(1.9)	-	(3.7)	(123.7)

The average exchange rate for the six months ended 30 June 2015 was R11.89/US$.

For the six months ended 31 December 2014

United States Dollars							South African Rand					
Cor-porate	Cooke	Beatrix	Kloof	Drie-fontein	Group		Group	Drie-fontein	Kloof	Beatrix	Cooke	Cor-porate
-	147.6	217.5	353.1	374.5	**1,092.7**	Revenue	**11,952.0**	4,101.1	3,867.7	2,381.7	1,601.5	-
-	124.4	202.9	327.4	345.4	**999.9**	Underground	**10,940.9**	3,781.4	3,585.6	2,221.3	1,348.4	-
-	23.2	14.8	25.7	29.1	**92.8**	Surface	**1,011.1**	319.7	282.1	160.4	253.1	-
-	(133.8)	(147.8)	(215.4)	(232.0)	**(729.0)**	Operating costs	**(7,971.0)**	(2,541.8)	(2,357.8)	(1,619.8)	(1,451.6)	-
-	(116.0)	(141.2)	(198.0)	(208.5)	**(663.7)**	Underground	**(7,257.3)**	(2,284.5)	(2,166.8)	(1,547.5)	(1,258.5)	-
-	(17.8)	(6.6)	(17.4)	(23.5)	**(65.3)**	Surface	**(713.7)**	(257.3)	(191.0)	(72.3)	(193.1)	-
-	13.8	69.7	137.7	142.5	**363.7**	Operating profit	**3,981.0**	1,559.3	1,509.9	761.9	149.9	-
-	8.4	61.5	129.4	136.9	**336.2**	Underground	**3,679.4**	1,496.9	1,418.8	673.8	89.9	-
-	5.4	8.2	8.3	5.6	**27.5**	Surface	**301.6**	62.4	91.1	88.1	60.0	-
(0.9)	(25.5)	(22.2)	(59.7)	(53.2)	**(161.5)**	Amortisation and depreciation	**(1,766.5)**	(582.2)	(654.5)	(242.8)	(276.9)	(10.1)
(0.9)	(11.7)	47.5	78.0	89.3	**202.2**	Net operating profit	**2,214.5**	977.1	855.4	519.1	(127.0)	(10.1)
2.0	1.1	1.2	2.0	2.3	**8.6**	Investment income	**94.5**	24.7	22.5	12.9	12.7	21.7
(1.4)	(4.8)	(2.1)	(6.3)	(7.4)	**(22.0)**	Finance expenses	**(240.1)**	(81.6)	(68.3)	(22.9)	(51.5)	(15.8)
(30.4)	(0.1)	(1.0)	(0.9)	(2.9)	**(35.3)**	Other costs	**(384.2)**	(31.6)	(11.0)	(11.2)	(1.6)	(328.8)
(11.0)	-	(2.1)	(2.7)	(3.3)	**(19.1)**	Share-based payments	**(209.7)**	(35.6)	(29.7)	(23.1)	-	(121.3)
-	(0.5)	(0.9)	-	-	**(1.4)**	Exploration costs	**(15.1)**	-	-	(9.4)	(5.1)	(0.6)
(3.9)	(1.7)	43.2	(14.0)	(0.6)	**23.0**	Non-recurring items	**243.5**	(8.9)	(151.9)	467.5	(17.9)	(45.3)
-	(0.7)	(4.3)	(8.1)	(8.4)	**(21.5)**	Royalties	**(235.3)**	(91.4)	(89.7)	(47.1)	(7.1)	-
3.7	-	(8.9)	(17.6)	(17.9)	**(40.7)**	Current taxation	**(445.2)**	(195.9)	(192.2)	(97.5)	-	40.4
1.3	1.0	(11.4)	4.8	(0.2)	**(4.5)**	Deferred taxation	**(48.7)**	(1.6)	51.9	(123.3)	9.4	14.9
(40.6)	(17.4)	61.2	35.2	50.9	**89.3**	**Profit for the period**	**974.2**	555.2	387.0	665.0	(188.1)	(444.9)
						Profit/(loss) attributable to:						
(40.6)	(13.3)	61.2	35.2	50.9	**93.4**	Owners of Sibanye	**1,018.8**	555.2	387.0	665.0	(143.5)	(444.9)
-	(4.1)	-	-	-	**(4.1)**	Non-controlling interests	**(44.6)**	-	-	-	(44.6)	-
						Capital expenditure						
(7.6)	(18.5)	(28.5)	(62.1)	(57.7)	**(174.5)**	Total expenditure	**(1,905.1)**	(631.0)	(679.6)	(311.9)	(200.3)	(82.3)
(1.0)	(3.2)	(5.3)	(21.0)	(26.4)	**(56.0)**	Sustaining capital	**(620.0)**	(287.6)	(229.1)	(57.7)	(34.9)	(10.7)
-	(9.6)	(23.3)	(41.1)	(31.1)	**(105.3)**	Ore reserve development	**(1,152.3)**	(343.4)	(450.5)	(254.2)	(104.2)	-
(6.6)	(5.7)	-	-	-	**(12.3)**	Growth projects	**(132.8)**	-	-	-	(61.2)	(71.6)

The average exchange rate for the six months ended 31 December 2014 was R10.96/US$.

Segment income statements (continued)

Figures are in millions unless otherwise stated

		United States Dollars				For the six months ended 30 June 2014		South African Rand				
Cor-porate	Cooke	Beatrix	Kloof	Drie-fontein	Group		Group	Drie-fontein	Kloof	Beatrix	Cooke	Cor-porate
-	26.3	204.5	340.4	349.1	920.3	Revenue	9,828.5	3,728.3	3,635.1	2,184.6	280.5	-
-	22.8	188.1	309.1	320.1	840.1	Underground	8,972.0	3,418.8	3,301.7	2,007.5	244.0	-
-	3.5	16.4	31.3	29.0	80.2	Surface	856.5	309.5	333.4	177.1	36.5	-
-	(22.6)	(148.3)	(200.8)	(222.0)	(593.7)	Operating costs	(6,340.4)	(2,370.5)	(2,144.5)	(1,584.2)	(241.2)	-
-	(19.4)	(140.9)	(179.8)	(200.7)	(540.8)	Underground	(5,774.9)	(2,143.1)	(1,920.2)	(1,504.6)	(207.0)	-
-	(3.2)	(7.4)	(21.0)	(21.3)	(52.9)	Surface	(565.5)	(227.4)	(224.3)	(79.6)	(34.2)	-
-	3.7	56.2	139.6	127.1	326.6	Operating profit	3,488.1	1,357.8	1,490.6	600.4	39.3	-
-	3.4	47.2	129.3	119.4	299.3	Underground	3,197.1	1,275.7	1,381.5	502.9	37.0	-
-	0.3	9.0	10.3	7.7	27.3	Surface	291.0	82.1	109.1	97.5	2.3	-
(1.5)	(3.0)	(21.1)	(62.5)	(51.2)	(139.3)	Amortisation and depreciation	(1,488.2)	(547.1)	(667.8)	(225.6)	(31.4)	(16.3)
(1.5)	0.7	35.1	77.1	75.9	187.3	Net operating profit	1,999.9	810.7	822.8	374.8	7.9	(16.3)
2.9	0.2	1.1	1.9	2.2	8.3	Investment income	88.7	23.6	20.2	11.6	2.0	31.3
-	(0.5)	(1.8)	(6.0)	(6.7)	(15.0)	Finance expenses	(159.9)	(71.2)	(64.3)	(18.9)	(5.0)	(0.5)
(18.8)	(0.4)	(4.2)	(4.3)	(5.1)	(32.8)	Other costs	(351.5)	(54.7)	(45.6)	(45.3)	(4.2)	(201.7)
(11.6)	-	(2.1)	(2.7)	(3.1)	(19.5)	Share-based payments	(208.2)	(33.5)	(28.5)	(22.8)	-	(123.4)
(20.8)	-	0.2	-	(8.2)	(28.8)	Non-recurring items	(306.9)	(86.2)	(0.1)	1.9	-	(222.5)
-	(0.1)	(3.3)	(8.0)	(6.9)	(18.3)	Royalties	(195.2)	(74.1)	(84.8)	(35.0)	(1.3)	-
(4.4)	-	(5.3)	(17.5)	(13.4)	(40.6)	Current taxation	(434.0)	(143.3)	(187.4)	(56.4)	-	(46.9)
6.8	0.1	(0.5)	1.8	1.1	9.3	Deferred taxation	99.8	11.4	19.4	(5.2)	0.9	73.3
(47.4)	-	19.2	42.3	35.8	49.9	Profit for the period	532.7	382.7	451.7	204.7	0.3	(506.7)
						Profit/(loss) attributable to:						
(47.4)	-	19.2	42.3	35.8	49.9	Owners of Sibanye	532.7	382.7	451.7	204.7	0.3	(506.7)
-	-	-	-	-	-	Non-controlling interests	-	-	-	-	-	-
(0.5)	(2.8)	(22.1)	(52.1)	(48.5)	(126.0)	Total expenditure	(1,345.7)	(517.9)	(555.9)	(236.1)	(29.6)	(6.2)
(0.5)	(1.6)	(4.1)	(11.9)	(16.6)	(34.7)	Sustaining capital	(371.5)	(177.7)	(126.6)	(44.2)	(16.8)	(6.2)
-	(1.2)	(18.0)	(40.2)	(31.9)	(91.3)	Ore reserve development	(974.2)	(340.2)	(429.3)	(191.9)	(12.8)	-

The average exchange rate for the six months ended 30 June 2014 was R10.68/US$.

Cost benchmarks for the six months ended 30 June 2015, 31 December 2014 and 30 June 2014

Figures are in South African rand millions unless otherwise stated

		Group	Driefontein	Kloof	Beatrix	Cooke	Corporate
Operating cost[1]	Jun 2015	7,879.5	2,593.0	2,297.3	1,608.4	1,380.8	-
	Dec 2014	7,971.0	2,541.8	2,375.8	1,619.8	1,451.6	-
	Jun 2014	6,340.4	2,370.5	2,144.5	1,584.2	241.2	-
Less: General and admin	Jun 2015	(80.7)	(28.3)	(26.9)	(17.6)	(7.9)	-
	Dec 2014	(60.0)	(23.1)	(22.8)	(14.1)	-	-
	Jun 2014	(87.3)	(33.4)	(31.9)	(22.0)	-	-
Plus: Royalty	Jun 2015	139.4	78.9	28.7	23.3	8.5	-
	Dec 2014	235.3	91.4	89.7	47.1	7.1	-
	Jun 2014	195.2	74.1	84.8	35.0	1.3	-
Total cash cost[2]	Jun 2015	7,938.2	2,643.6	2,299.1	1,614.1	1,381.4	-
	Dec 2014	8,146.3	2,610.1	2,424.7	1,652.8	1,458.7	-
	Jun 2014	6,448.3	2,411.2	2,197.4	1,597.2	242.5	-
Plus: General and admin	Jun 2015	80.7	28.3	26.9	17.6	7.9	-
	Dec 2014	60.0	23.1	22.8	14.1	-	-
	Jun 2014	87.3	33.4	31.9	22.0	-	-
Community costs	Jun 2015	16.9	5.2	3.0	1.3	7.4	-
	Dec 2014	23.8	8.2	6.5	9.9	(0.8)	-
	Jun 2014	13.8	4.5	4.6	3.9	0.8	-
Share based payments[3]	Jun 2015	145.0	19.1	15.6	12.2	-	98.1
	Dec 2014	209.7	35.6	29.7	23.1	-	121.3
	Jun 2014	208.2	33.5	28.5	22.8	-	123.4
Rehabilitation	Jun 2015	63.7	10.2	10.5	7.5	34.8	0.7
	Dec 2014	90.2	19.6	16.6	9.5	44.5	-
	Jun 2014	48.2	19.2	16.8	8.1	4.1	-
Ore reserve development	Jun 2015	1,118.1	326.9	418.1	249.1	124.0	-
	Dec 2014	1,152.3	343.4	450.5	254.2	104.2	-
	Jun 2014	974.2	340.2	429.3	191.9	12.8	-
Sustaining capital expenditure	Jun 2015	296.9	84.1	111.2	46.7	54.9	-
	Dec 2014	609.3	287.6	229.1	57.7	34.9	-
	Jun 2014	365.3	177.7	126.6	44.2	16.8	-
Exploration	Jun 2015	8.9	6.6	-	0.5	1.8	-
	Dec 2014	-	-	-	-	-	-
	Jun 2014	-	-	-	-	-	-
Less: By-product credit	Jun 2015	(14.8)	(4.2)	(3.0)	(2.4)	(5.2)	-
	Dec 2014	(12.2)	(5.2)	(3.6)	(3.4)	-	-
	Jun 2014	(11.7)	(4.8)	(3.4)	(3.5)	-	-
Total All-in sustaining costs[4]	Jun 2015	9,653.6	3,119.8	2,881.4	1,946.6	1,607.0	98.8
	Dec 2014	10,279.4	3,322.4	3,176.3	2,017.9	1,641.5	121.3
	Jun 2014	8,133.6	3,014.9	2,831.7	1,886.6	277.0	123.4
Plus: Corporate and growth capital expenditure	Jun 2015	145.9	4.1	1.9	-	3.7	136.2
	Dec 2014	160.0	-	-	9.4	66.3	84.3
	Jun 2014	6.2	-	-	-	-	6.2
Total All-in cost[5]	Jun 2015	9,799.5	3,123.9	2,883.3	1,946.6	1,610.7	235.0
	Dec 2014	10,439.4	3,322.4	3,176.3	2,027.3	1,707.8	205.6
	Jun 2014	8,139.8	3,014.9	2,831.7	1,886.6	277.0	129.6
Gold sold kg	Jun 2015	22,204	8,257	6,597	4,501	2,849	-
	Dec 2014	27,289	9,353	8,831	5,443	3,662	-
	Jun 2014	22,143	8,382	8,207	4,911	643	-
000'ozs	Jun 2015	713.9	265.5	212.1	144.7	91.6	-
	Dec 2014	877.4	300.7	283.9	175.0	117.7	-
	Jun 2014	711.9	269.5	263.9	157.9	20.7	-
Total cash cost R/kg	Jun 2015	357,508	320,165	348,507	358,609	484,872	-
	Dec 2014	298,520	279,066	274,567	303,656	398,334	-
	Jun 2014	291,212	287,664	267,747	325,229	377,138	-
US$/oz	Jun 2015	935	838	912	938	1,268	-
	Dec 2014	847	792	779	862	1,130	-
	Jun 2014	848	838	780	947	1,098	-
All-in sustaining cost R/kg	Jun 2015	434,769	377,837	436,774	432,482	564,058	-
	Dec 2014	376,687	355,223	359,676	370,733	448,252	-
	Jun 2014	367,322	359,687	345,035	384,158	430,793	-
US$/oz	Jun 2015	1,137	988	1,143	1,131	1,476	-
	Dec 2014	1,069	1,008	1,021	1,052	1,272	-
	Jun 2014	1,070	1,048	1,005	1,119	1,255	-
All-in cost R/kg	Jun 2015	441,348	378,334	437,062	432,482	565,356	-
	Dec 2014	382,550	355,223	359,676	372,460	466,357	-
	Jun 2014	367,601	359,687	345,035	384,158	430,793	-
US$/oz	Jun 2015	1,155	990	1,143	1,131	1,479	-
	Dec 2014	1,086	1,008	1,021	1,057	1,323	-
	Jun 2014	1,071	1,048	1,005	1,119	1,255	-

Average exchange rates for the six months ended 30 June 2015, 31 December 2014 and 30 June 2014 were R11.89/US$, R10.96/US$ and R10.68/US$ respectively.

Figures may not add as they are rounded independently.

DEFINITIONS

Total cash cost *are calculated in accordance with the Gold Institute Industry standard.*

[1] *Operating costs – All gold mining related costs before amortisation/depreciation, taxation and non-recurring items.*

[2] *Total cash cost – Operating costs less off-mine costs, which include general and administration costs, as detailed in the table above.*

All-in costs *are calculated in accordance with the World Gold Council guidance.*

[1] *Operating cost – As published and includes all mining and processing costs, third party refining costs, permitting costs and corporate G&A charges.*

[3] *Share-based payments are calculated based on the fair value at initial recognition fair value and does not include the fair valuing adjustment of the cash-settled share-based payment liability to the reporting date fair value.*

[4] *Total All-in sustaining costs – includes operating costs and costs detailed above, including sustaining capital expenditure, based on managed gold sales.*

[5] *Total All-in costs includes sustaining and group costs, excluding income tax, M&A activity, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings.*

Salient features and cost benchmarks for the quarters ended 30 June 2015 and 31 March 2015

Figures are in millions unless otherwise stated

			Total			Driefontein		Kloof		Beatrix		Cooke	
			Group	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface
Operating results													
Tons milled/treated	000'ton	**Jun 2015**	**4,867**	**2,151**	**2,716**	**614**	**791**	**503**	**503**	**700**	**369**	**334**	**1,053**
		Mar 2015	4,865	1,894	2,971	595	805	412	499	582	471	305	1,196
Yield	g/t	**Jun 2015**	**2.55**	**5.25**	**0.41**	**6.35**	**0.54**	**7.14**	**0.60**	**3.66**	**0.38**	**3.72**	**0.23**
		Mar 2015	2.02	4.51	0.42	5.72	0.66	5.84	0.60	2.81	0.35	3.62	0.22
Gold produced/sold	kg	**Jun 2015**	**12,396**	**11,291**	**1,105**	**3,901**	**426**	**3,589**	**300**	**2,559**	**142**	**1,242**	**237**
		Mar 2015	9,808	8,547	1,261	3,401	529	2,407	301	1,634	166	1,105	265
	000'oz	**Jun 2015**	**398.5**	**363.0**	**35.5**	**125.4**	**13.7**	**115.4**	**9.6**	**82.3**	**4.6**	**39.9**	**7.6**
		Mar 2015	315.3	274.8	40.5	109.3	17.0	77.4	9.7	52.5	5.4	35.6	8.4
Gold price received	R/kg	**Jun 2015**	**462,891**			**462,122**		**462,124**		**462,718**		**467,410**	
		Mar 2015	459,564			459,873		459,343		460,778		457,518	
	US$/oz	**Jun 2015**	**1,193**			**1,191**		**1,191**		**1,192**		**1,204**	
		Mar 2015	1,222			1,223		1,221		1,225		1,216	
Operating cost	R/ton	**Jun 2015**	**846**	**1,746**	**133**	**1,962**	**168**	**2,247**	**162**	**1,137**	**145**	**1,872**	**88**
		Mar 2015	774	1,798	121	1,894	159	2,436	164	1,216	109	1,856	81
Total cash cost	R/kg	**Jun 2015**	**335,883**			**315,969**		**313,860**		**318,067**		**484,652**	
		Mar 2015	384,839			324,784		398,264		419,444		485,109	
	US$/oz	**Jun 2015**	**866**			**814**		**809**		**819**		**1,249**	
		Mar 2015	1,023			863		1,059		1,115		1,290	
Operating margin	%	**Jun 2015**	**28**	**28**	**29**	**33**	**32**	**32**	**41**	**33**	**18**	**(7)**	**14**
		Mar 2015	17	13	38	28	48	9	41	6	33	(12)	20
All-in sustaining cost	R/kg	**Jun 2015**	**409,027**			**376,011**		**391,309**		**386,486**		**563,218**	
		Mar 2015	467,302			379,847		502,068		501,500		564,964	
	US$/oz	**Jun 2015**	**1,054**			**969**		**1,008**		**996**		**1,451**	
		Mar 2015	1,242			1,010		1,335		1,333		1,502	
All-in cost	R/kg	**Jun 2015**	**415,836**			**376,959**		**391,797**		**386,486**		**565,720**	
		Mar 2015	473,573			379,847		502,068		501,500		564,964	
	US$/oz	**Jun 2015**	**1,071**			**971**		**1,009**		**996**		**1,458**	
		Mar 2015	1,259			1,010		1,335		1,333		1,502	
All-in cost margin	%	**Jun 2015**	**10**			**18**		**15**		**16**		**(21)**	
		Mar 2015	(3)			17		(9)		(9)		(24)	
Ore reserve development		**Jun 2015**	**568.5**			**170.6**		**203.6**		**134.3**		**60.0**	
		Mar 2015	549.6			156.3		214.5		114.8		64.0	
Sustaining capital		**Jun 2015**	**185.9**			**55.5**		**72.1**		**32.1**		**26.2**	
		Mar 2015	111.0			28.6		39.1		14.6		28.7	
Corporate and projects[1]		**Jun 2015**	**81.6**			**4.1**		**1.9**		**-**		**3.7**	
		Mar 2015	60.3			-		-		-		-	
Total capital expenditure	R'mil	**Jun 2015**	**836.0**			**230.2**		**277.6**		**166.4**		**89.9**	
		Mar 2015	720.9			184.9		253.6		129.4		92.7	
	US$'mil	**Jun 2015**	**69.3**			**19.1**		**23.0**		**13.8**		**7.5**	
		Mar 2015	61.6			15.8		21.7		11.1		7.9	

Average exchange rates for the quarters ended 30 June 2015 and 31 March 2015 were R12.07/US$ and R11.70/US$ respectively.

Figures may not add as they are rounded independently.

[1] *Corporate and projects includes capital expenditure at Burnstone of R65.2 million (US$5.4 million) for the quarter ended 30 June 2015 and R58.5 million (US$5.0 million) for the quarter ended 31 March 2015.*

DEVELOPMENT RESULTS

Development values represent the actual results of sampling and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

Driefontein		Quarter ended 30 June 2015			Quarter ended 31 March 2015			Six months to 30 June 2015		
	Reef	Carbon leader	Main	VCR	Carbon leader	Main	VCR	Carbon leader	Main	VCR
Advanced	(m)	1,808	928	1,277	1,695	879	1,030	3,503	1,807	2,307
Advanced on reef	(m)	363	237	146	474	207	101	837	444	247
Channel width	(cm)	68	66	45	107	66	98	90	66	67
Average value	(g/t)	23.9	12.5	59.2	17.6	11.4	18.0	19.6	12.0	34.5
	(cm.g/t)	1,622	820	2,681	1,878	755	1,763	1,767	790	2,307

Kloof		Quarter ended 30 June 2015				Quarter ended 31 March 2015				Six months to 30 June 2015			
	Reef	VCR	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon
Advanced	(m)	2,850	431	953	332	3,078	609	768	301	5,928	1,040	1,721	633
Advanced on reef	(m)	626	188	148	99	584	199	109	191	1,210	387	257	290
Channel width	(cm)	113	86	145	149	116	117	78	172	114	102	116	164
Average value	(g/t)	22.2	13.6	8.3	2.1	21.6	8.0	9.0	2.0	21.9	10.3	8.5	2.0
	(cm.g/t)	2,505	1,171	1,205	306	2,510	932	701	351	2,507	1,048	990	336

Beatrix		Quarter ended 30 June 2015		Quarter ended 31 March 2015		Six months to 30 June 2015	
	Reef	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Advanced	(m)	4,528	1,152	3,559	1,068	8,087	2,220
Advanced on reef	(m)	1,290	254	979	240	2,269	494
Channel width	(cm)	136	127	122	93	130	111
Average value	(g/t)	7.5	8.8	9.1	20.6	8.2	13.6
	(cm.g/t)	1,025	1,113	1,112	1,924	1,062	1,507

Cooke		Quarter ended 30 June 2015				Quarter ended 31 March 2015			Six months to 30 June 2015			
	Reef	VCR	Elsburg Reefs	Elsburg Massives	Kimberly Reefs	VCR	Elsburg Reefs	Kimberly Reefs	VCR	Elsburg Reefs	Elsburg Massives	Kimberly Reefs
Advanced	(m)	617	2,597	20	258	662	2,651	289	1,279	5,248	20	547
Advanced on reef	(m)	486	795	12	117	329	1,004	180	815	1,799	12	297
Channel width	(cm)	75	97	240	112	124	109	73	95	104	240	88
Average value	(g/t)	9.8	6.6	5.0	4.7	6.4	8.7	11.8	6.4	7.8	5.0	8.2
	(cm.g/t)	738	637	1,200	522	796	950	859	321	812	1,200	726

ADMINISTRATION AND CORPORATE INFORMATION

Investor Enquiries
James Wellsted
Senior Vice President:
Investor Relations
Sibanye Gold Limited
Cell: +27 83 453 4014
Tel: +27 11 278 9656
james.wellsted@sibanyegold.co.za

Corporate Secretary
Cain Farrel
Tel: +27 10 001 1122
Fax: +27 11 278 9863
cain.farrel@sibanyegold.co.za

Registered Office
Libanon Business Park
1 Hospital Street,
(Off Cedar Ave),
Libanon, Westonaria,
1780
South Africa

Private Bag X5
Westonaria,
1780
South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863

Sibanye Gold Limited
Incorporated in the Republic
of South Africa
Registration number
2002/031431/06
Share code: SGL
Issuer code: SGL
ISIN – ZAE E000173951

Listings
JSE : SGL
NYSE : SBGL

Website
www.sibanyegold.co.za

Directors
Sello Moloko* (Chairman)
Neal Froneman (CEO)
Charl Keyter (CFO)
Chris Chadwick#
Robert Chan#
Timothy Cumming*
Barry Davison*
Rick Menell*
Nkosemntu Nika*
Keith Rayner*
Susan van der Merwe*
Jivu Yuan#
Jerry Vilakazi*
*Independent Non-Executive
#Non-Executive

JSE Sponsor
J.P. Morgan Equities South
Africa Proprietary Limited
Registration number
1995/011815/07
1 Fricker Road
Illovo, Johannesburg
2196
South Africa
(Private Bag X9936, Sandton,
2196, South Africa)

**American Depository
Receipts Transfer Agent**
Bank of New York Mellon
BNY Mellon Shareowner
Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone:
+1 888 269 2377
Tel: +1 201 680 6825
e-mail:
shrrelations@bnymellon.com

**Office of the United Kingdom
Secretaries
London**
St James's Corporate
Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645

**Transfer Secretaries
United Kingdom**
Capita Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300
[calls cost 10p a minute plus
network extras, lines are open
8.30am – 5pm Mon-Fri] or
[from overseas]
        +44 20 8639 3399
Fax: +44 20 8658 3430
e-mail:
ssd@capitaregistrars.com

**Transfer Secretaries
South Africa**
Computershare Investor
Services (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

FORWARD LOOKING STATEMENTS

Certain statements in this document constitute "forward-looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

These forward-looking statements, including, among others, those relating to Sibanye's future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye, and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, economic, business, political and social conditions in South Africa and elsewhere; changes in assumptions underlying Sibanye's estimation of its current Mineral Reserves and Resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as existing operations; the success of exploration and development activities; changes in the market price of gold and/or uranium; the occurrence of hazards associated with underground and surface gold and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting water, mining and mineral rights, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions and cost increases; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye's ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans' in its management positions; failure of Sibanye's information technology and communications systems; the adequacy of Sibanye's insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye's operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of this document.

The Group undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: August 6, 2015

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer